Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

January 16, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attn:	Michael Purcell
Daniel Morris

Re:	American Battery Technology Company
Registration Statement on Form S-1
Filed December 13, 2024
File No. 333-283807

Dear Messrs. Purcell and Morris:

Set forth below are the responses of American Battery Technology Company (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 7, 2025, regarding the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For your convenience, the Company has set forth below each Staff comment followed by the Company’s response.

Registration Statement on Form S-1

Plan of Distribution, page 16

1.	We note your disclosure on page 16 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We understand that the retention by a selling stockholder of an underwriter would constitute a material change to the plan of distribution that would require a post-effective amendment.

Exhibits

2.	You provide you are offering up to 12,505,900 shares of common stock offered by your selling stockholders. However, your legal opinion states the Company is registering up to 12,505,883 shares of common stock. Please revise or advise.

The legal opinion will be revised to state that the Company is registering up to 12,505,900 shares of common stock.

Location	Mailing Address	Contact
555 17th Street, Suite 3200	P.O. Box 8749	p: 303.295.8000 | f: 303.295.8261
Denver, CO 80202-3921	Denver, CO 80201-8749	www.hollandhart.com

General

3.	We note the shares to be offered in this filing were acquired by the selling shareholders in a private placement on November 26, 2024, with this registration statement filed on December 13, 2024. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment. For the reasons set forth below, the Company respectfully submits that the potential offering of up to 12,505,900 shares (the “2024 Conversion Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), by High Trail Investments ON LLC and High Trail Special Situations LLC (the “High Trail Entities”) as contemplated by the Form S-1 is appropriately characterized as secondary offering under Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”).

Background

2024 Convertible Notes Transaction

On November 26, 2024, the Company issued to the High Trail Entities senior secured convertible notes in the aggregate principal amount of $12,000,000 (the “2024 Notes”). The 2024 Notes are governed by the terms of the Securities Purchase Agreement, dated August 29, 2023 (the “Original Purchase Agreement”), among the Company and the High Trail Entities, as amended on November 14, 2024, to take into account the terms of the new 2024 Notes (the “Amended Purchase Agreement”). The purchase price for the 2024 Notes is the principal amount multiplied by the purchase price ratio of 0.825. The High Trail Entities may request partial redemptions of up to an aggregate amount of $1,000,000 on the first calendar day of each month beginning on January 1, 2025 or may convert the 2024 Notes into the 2024 Conversion Shares at a conversion rate of (i) 1,333.33 shares per $1,000 principal amount of 2024 Notes with respect to $3,000,000 of principal and (ii) 945.0992 shares per $1,000 principal amount of 2024 Notes with respect to the remaining outstanding principal amount of the 2024 Notes. The 2024 Notes bear zero coupon, mature on September 1, 2025, and are secured by certain real property, cash and investment accounts of the Company. The Company agreed to promptly register the 2024 Conversion Shares for resale on terms customary for such private placements. The Company offered and sold the 2024 Notes to the High Trail Entities, who are accredited investors, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

C&DI 612.09 Analysis

The Company has reviewed the guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is in fact a primary offering.

C&DI 612.09 states in relevant part, “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all circumstances it appears that the seller is acting as a conduit for the issuer.” Each factor is addressed in the analysis below.

Factor 1: How long the selling stockholder has held the securities.

The High Trail Entities have held the 2024 Notes since November 26, 2024 and the 2024 Notes have not yet been converted into the 2024 Conversion Shares. In the Amended Purchase Agreement, the High Trail Entities made customary investment and private placement representations to the Company, including that it was acquiring the 2024 Notes for an investment purpose and able to bear the economic risk of an investment in the 2024 Notes for an indefinite period of time. Further, the 2024 Notes prohibit the conversion of such notes if such conversion would result in the High Trail Entities beneficially owning greater than 4.99% of the outstanding common stock of the Company. The actual issuance of the 2024 Notes was not conditioned on the prior effectiveness of the Form S-1 or on the High Trail Entities’ ability to immediately resell any of the 2024 Conversion Shares. The foregoing representations evidence that the High Trail Entities acquired the securities for investment purposes, rather than with an intent to distribute the 2024 Conversion Shares on behalf of the Company or to otherwise act as a statutory underwriter.

Additionally, the Company has reviewed the Staff’s historical guidance on secondary offering registrations as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19, which contemplates that a valid secondary offering may occur immediately following the closing of a private placement. The Amended Purchase Agreement included registration rights for the 2024 Conversion Shares, whereby the Company agreed to file a registration statement covering the resale of the 2024 Conversion Shares within 15 days of the closing date, and to use its commercially reasonable efforts to cause such registration statement to become effective as soon as practicable. The Company filed the Form S-1 to perform such registration obligations under the Amended Purchase Agreement. Therefore, the Company respectfully submits to the Staff that the registration of the 2024 Conversion Shares as contemplated in the Form S-1 is consistent with a typical private placement transaction, where an issuer is required to file a resale registration statement shortly after closing.

Factor 2: The circumstances under which the selling securityholder received the securities.

As described above, the High Trail Entities acquired the 2024 Notes pursuant to the Amended Purchase Agreement and the 2024 Notes were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

The High Trail Entities have not entered into any underwriting relationship or arrangement with the Company or received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the 2024 Conversion Shares, if any, by the High Trail Entities. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the High Trail Entities that have occurred or are currently intended to take place if the Form S-1 is declared effective.

Factor 3: The selling securityholders’ relationship to the issuer.

Based upon information supplied to the Company by the High Trail Entities, it is an investment management firm that acquired the 2024 Notes for its own account and not with a view to resale or distribution. As indicated in the section entitled “Plan of Distribution” of the Form S-1, the timing and amount of any sale is within the sole discretion of the High Trail Entities, and the Company will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the 2024 Conversion Shares. The Company will not receive any proceeds from the sale of the 2024 Conversion Shares pursuant to the Form S-1 if declared effective. To the Company’s knowledge, at no time have the High Trail Entities been affiliated with, or acted as, a securities broker-dealer or any representatives thereof. Further, as noted above, the High Trail Entities represented to the Company in the Amended Purchase Agreement that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

Factor 4: The amount of securities involved.

The Company is seeking to register 12,505,900 shares of Common Stock on behalf of the High Trail Entities, which represents approximately 14.67% of the Company’s 85,267,376 shares of Common Stock outstanding as of December 31, 2024 (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended). Therefore, the Company respectfully asserts that the potential size of the resale offering of the 2024 Conversion Shares by the High Trail Entities does not involve a significantly high volume of shares of Common Stock. In light of these circumstances, the Company submits that the number of shares being registered for resale should not prohibit the use of Rule 415(a)(1)(i) under the Securities Act for the resale offering of the 2024 Conversion Shares.

Factor 5: Whether the securityholder is in the business of underwriting securities.

To the Company’s knowledge, the High Trail Entities are not, nor have they ever been, engaged in the business of underwriting securities. Additionally, as noted previously, the issuance of the 2024 Notes was not conditioned on the prior effectiveness of the Form S-1 or the High Trail Entities’ ability to immediately resell the 2024 Conversion Shares.

In prior no-action letters, the Staff has noted that a determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. Pursuant to the Amended Purchase Agreement, the High Trail Entities represented and warranted that they were acquiring the securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act.

Factor 6: Whether under all circumstances it appears that the selling securityholder is acting as a conduit for the issuer.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the High Trail Entities are acting as a conduit for the Company. The High Trail Entities acquired the 2024 Notes in November 2024 in bona fide private placement transactions in which they made customary investment and private placement representations to the Company. Since that time, the High Trail Entities have borne the full economic risk of ownership of their investments. The Company will receive no portion of the proceeds from any sales of the 2024 Conversion Shares. To the Company’s knowledge, the High Trail Entities are not, and have never been, involved in the business of underwriting securities. The High Trail Entities are not acting on behalf of the Company with respect to the 2024 Conversion Shares being registered for resale under the Form S-1.

Please contact Bret Meich, the Company’s General Counsel, at (775) 561-0454), or Amy Bowler, the Company’s external counsel, at (303 290-1086) if you should have any questions regarding the responses contained herein.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler
Partner
Holland & Hart LLP